

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Thomas Lingelbach
Chief Executive Officer
Valneva SE
6 rue Alain Bombard
44800 Saint-Herblain, France

> **Re:** **Valneva SE**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.1 – 10.2, 10.4, 10.6 – 10.7**
> **Filed April 9, 2021**
> **File No. 333-255155**

Dear Mr. Lingelbach:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance